UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*
DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40
1070 BRUSSELS, BELGIUM
 (Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English. Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In contemplation of potential future filings with the U.S. Securities and Exchange Commission (the “SEC”), Delhaize Group is furnishing to the SEC on this Form 6-K a version of Delhaize Group’s earnings report for the nine months ended September 30, 2015 in order to (i) remove certain non-GAAP financial information and include additional information required to satisfy the SEC's financial reporting requirements for the use of non-GAAP information in registration statements filed with the SEC and (ii) remove certain information that was required to be included in the earnings report under Belgian law.  This Form 6-K does not amend the Form 6-K furnished to the SEC on November 2, 2015, which contains Delhaize Group’s earnings report for the nine months ended September 30, 2015 and which remains as originally furnished to the SEC.

Exhibit Index
Exhibit	Description

Exhibit 99.1	Delhaize Group earnings report for the nine months ended September 30, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 13, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President